SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13D

		Under the Securities Exchange Act of 1934
	(Amendment No. 1 )*

                        Tesco Corporation
	(Name of Issuer)

                            Common Stock
	(Title of Class of Securities)

	              88157K101
	(CUSIP Number)

	Centennial Associates, L.P.
	900 Third Avenue, New York, NY  10022
	(212) 753-5150
                   Attention:  Peter K. Seldin
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

                         July 2, 1998
	(Date of Event which Requires Filing
	of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			(continued on following page(s))

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Energy Partners, L.P.
					 (13-3793743)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	           -0-
	Shares
	Beneficially	(8)  Shared Voting Power:	   1,290,470
	Owned by
	Each			(9)  Sole Dispositive Power:	     -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:      1,290,470

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,290,470

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  4.13%

14)	Type of Reporting Person:                PN

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Tercentennial Energy Partners, L.P.
					 (13-3877256)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	            -0-
	Shares
Beneficially	(8)  Shared Voting Power:	    768,960 	 Owned
by
	Each			(9)  Sole Dispositive Power:	       -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:       768,960

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
768,960

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  2.46%

14)	Type of Reporting Person:                PN

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Quadrennial Partners, L.P.
					 (13-3883223)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	            -0-
	Shares
Beneficially	(8)  Shared Voting Power:	     199,450
Owned by
	Each			(9)  Sole Dispositive Power:	       -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:     199,450

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
199,450

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  0.64%

14)	Type of Reporting Person:                PN

Cusip No.: 88157K101


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Management, L.L.C.
                         (13-4001634)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:            -0-
    Shares
    Beneficially  (8)  Shared Voting Power:         329,690
    Owned by
    Each      	(9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   329,690

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     329,690

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.05%

14) Type of Reporting Person:                LLC

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich & Co., Inc.
					 (13-3432270)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       New York

	Number of		(7)  Sole Voting Power:	            -0-
	Shares
	Beneficially	(8)  Shared Voting Power:	       -0-
	Owned by
	Each			(9)  Sole Dispositive Power:	       -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:     72,280

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
72,280

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  0.23%

14)	Type of Reporting Person:                CO

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Energy Partners, L.L.C.
					 (13-3961810)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	           -0-
	Shares
	Beneficially	(8)  Shared Voting Power:	   2,258,880
	Owned by
	Each			(9)  Sole Dispositive Power:	      -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:   2,258,880

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,258,880
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  7.22%

14)	Type of Reporting Person:                LLC

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Pumpkin Foundation
					 (13-6279814)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       New York

	Number of		(7)  Sole Voting Power:	         -0-
	Shares
	Beneficially	(8)  Shared Voting Power:	   41,012
	Owned by
	Each			(9)  Sole Dispositive Power:	    -0-
	Reporting
	Person With   (10)  Shared Dispositive Power:   41,012

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
41,012

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  0.13%

14)	Type of Reporting Person:                OO

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Xanadu Partners
					 (13-3400414)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       New York

	Number of		(7)  Sole Voting Power:	          38,349
	Shares
	Beneficially	(8)  Shared Voting Power:	       -0-
	Owned by
	Each			(9)  Sole Dispositive Power:	     38,349
	Reporting
	Person With   (10)  Shared Dispositive Power:       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  38,349



12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  0.12%

14)	Type of Reporting Person:                PN

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:   United States

	Number of		(7)  Sole Voting Power:	           52,522
	Shares
	Beneficially	(8)  Shared Voting Power:	    2,629,582
	Owned by
	Each			(9)  Sole Dispositive Power:	      52,522
	Reporting
	Person With   (10)  Shared Dispositive Power:    2,701,862

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:  2,754,384


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):   8.81%

14)	Type of Reporting Person:                IN


Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Peter K. Seldin

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:   United States

	Number of		(7)  Sole Voting Power:	          16,083
	Shares
	Beneficially	(8)  Shared Voting Power:	    2,588,570
	Owned by
	Each			(9)  Sole Dispositive Power:	     16,083
	Reporting
	Person With   (10)  Shared Dispositive Power:    2,660,850

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:  2,676,933



12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  8.56%

14)	Type of Reporting Person:                IN

Cusip No.: 88157K101

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: G. Bryan Dutt

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:   United States

	Number of		(7)  Sole Voting Power:	            761
	Shares
	Beneficially	(8)  Shared Voting Power:	    2,588,570
	Owned by
	Each			(9)  Sole Dispositive Power:	       761
	Reporting
	Person With   (10)  Shared Dispositive Power:    2,660,850

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,661,611


12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  8.51%

14)	Type of Reporting Person:                IN



Item 1.	Security and Issuer.
		This Amendment 1 to Schedule 13D, originally filed November 24,1997 (the "Schedule 13D") by Centennial Energy Partners, L.P. et al, relates to the common stock (the "Common Stock") of Tesco Corporation (the "Company"), whose principal executive offices are at 350 - 7th Avenue S.W., 36th floor, Calgary, Alberta, Canada T2P3N9.

Item 2.	Identity and Background.
		Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

		(a)This statement is filed by (i) Centennial Energy Partners, L.P. ("Energy") a Delaware limited partnership, with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware
limited partnership, with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Centennial Management, L.L.C. ("Management"),
a Delaware limited liability company, with respect to Common Stock held by Centennial Overseas Fund, Ltd. ("Overseas"), a fund managed by Management under an investment management agreement; (v) Joseph H. Reich & Co., Inc.
("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (vi) Centennial Energy Partners, L.L.C. ("Centennial LLC") with respect to shares of Common Stock held by each of the entities named in (i) through (iii) above;
(vii) Pumpkin Foundation ("Pumpkin"), a New York Charitable Trust, with respect to Common Stock held by it; (viii) Xanadu Partners, ("Xanadu"), a New York general partnership, with respect to Common Stock held by it; (ix) Joseph H. Reich, with respect to shares of Common Stock held by him, such shares held in Individual Retirement Account and by each of the entities named in (iv) through
(viii), above; (x) Peter K. Seldin, with respect to shares of Common Stock held individually and by the entities named in (iv) through (vi) above; and (xi) G. Bryan Dutt, with respect to shares of Common Stock held individually and by the entities named in (iv) through (vi) above. Energy, Tercentennial and
Quadrennial are collectively referred to herein as the "Partnerships". Energy, Tercentennial, Quadrennial, Management, JHR & Co., Centennial LLC, Pumpkin, Xanadu, Mr. Reich, Mr. Seldin, and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partner of each of Energy, Tercentennial and Quadrennial is Centennial LLC. Joseph H. Reich is the
Managing Member of Centennial LLC. Peter K. Seldin and G. Bryan Dutt are non managing members of Centennial LLC who have been delegated the authority to invest in the securities of the Partnerships. Joseph H. Reich is the
Managing Member of Management.  Peter K. Seldin and G. Bryan Dutt are non
managing members of Management who have been delegated the authority to invest in the securities of Overseas. Mr. Reich is the President, sole Shareholder and sole Director of JHR & Co. Mr. Seldin is the Vice President of
JHR & Co.   Mr. Dutt is an Investment Manager of JHR & Co.  Mr. Seldin and Mr.
Dutt have been delegated the authority to invest in the securities of the
Managed Account.  The Trustees of Pumpkin include Mr. Reich. The Managing
General Partner of Xanadu is Mr. Reich. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
		(b)	The principal business address of each of the Reporting
Persons is 900 Third Avenue, New York, New York 10022.
		(c)	The principal business of the Partnerships is that of
engaging in the purchase and sale of securities for investment for its own account. The principal business of Management is that of providing investment, administrative and management services to Overseas. The principal business of
JHR & Co. is that of providing administrative and management services to the Partnerships. The principal business of Centennial LLC is General Partner of the Partnerships. The principal business of Pumpkin is a 501(c)(3) Charitable Organization. The principal business of Xanadu is that of engaging in the purchase and sale of securities for investment for its own account. The present principal occupation of Mr. Reich is Managing Member of Centennial LLC and Management, President of JHR & Co., Trustee of Pumpkin and Managing General Partner of Xanadu. Mr. Seldin's present principal occupation is member of Centennial LLC and Management and Vice President of JHR & Co. Mr. Dutt's
present principal occupation is member of Centennial LLC and Management and Investment Manager of JHR & Co.
		(d)	None of the Reporting Persons has, during the last five
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
		(e)	None of the Reporting Persons has, during the last five
years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
		(f)	The Partnerships are Delaware limited partnerships.  JHR &
Co. is a New York Corporation.  Centennial LLC and Management are Delaware
Limited Liability Companies. Pumpkin is a New York Charitable Trust. Xanadu is a New York general partnership. Mr. Reich, Mr. Seldin and Mr. Dutt are
United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

		Item 3 of Schedule 13D is hereby supplemented by the addition of the following:

		The purchase price (including commissions, if any) of $4,938,949 for the 449,720 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.

		The purchase price (including commissions, if any) of $2,830,350 for the 256,760 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.

		The purchase price (including commissions, if any) of $636,348 for the 53,300 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.

		The purchase price (including commissions, if any) of $3,415,294 for the 329,690 shares of the Common Stock purchased by Management was furnished from working capital of Overseas.

		The purchase price (including commissions, if any) of $326,545 for the 29,630 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.


Item 5.	Interest in Securities of the Issuer.

		Item 5 (a) of Schedule 13D is hereby amended and restated in its entirety as follows:

		(a)	As of the date hereof, (i) Energy owns beneficially 1,290,470 shares of the Common Stock, constituting approximately 4.13% of the shares outstanding (ii) Tercentennial owns beneficially 768,960 shares of Common
Stock, constituting approximately 2.46% of the shares outstanding, (iii)
Quadrennial owns beneficially 199,450 shares of Common Stock, constituting approximately 0.64% of the shares outstanding, (iv) Management owns beneficially 329,690 shares of Common Stock, constituting approximately 1.05%
of the shares outstanding, such shares being held by Overseas, a fund managed by Management under an investment management agreement; (v) JHR & Co. owns beneficially 72,280 shares of Common Stock, constituting approximately 0.23% of the shares outstanding, such shares being held by it in a discretionary account
(the "Managed Account") managed by JHR & Co, (vi) Centennial LLC owns beneficially 2,258,880 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iii) above, (vii) Pumpkin owns bene-
ficially 41,012 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, (viii) Xanadu owns beneficially 38,349 shares of Common
Stock, constituting approximately 0.12% of the shares outstanding, (ix) Joseph
H. Reich owns beneficially 2,754,384 shares of Common Stock, representing the shares held by him, such shares held in an Individual Retirement Account and the entities named in (iv) through (viii) above, (x) Peter K. Seldin owns beneficially 2,676,933 shares of Common Stock, representing the shares held by him and the entities named in (iv) through (vi) above, and (xi) G. Bryan Dutt owns beneficially 2,661,611 shares of Common Stock, representing the shares held by him and the entities named in (iv) through (vi) above. In the aggregate, the Reporting Persons beneficially own a total of 2,771,228 shares of Common Stock, constituting approximately 8.86% of the shares outstanding.
The percentages used herein are based upon the 31,275,764 shares of Common
Stock stated by the Company to be outstanding as of May 31, 1998.  This information was provided by the Company over the telephone.


		Items 5 (b) and (c) of Schedule 13D are hereby supplemented by the addition of the following:

    	(b) Pursuant to an investment management agreement, Management has the power to vote and to dispose of the shares of Common Stock held by Overseas, which power may be exercised by the members of Management who have investment authority.

      (c) All transactions in the Common Stock effected during the last 60 days by the Reporting Persons are set forth in Schedule A hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the 60 day period ending on the date hereof.

Item 7.	Material to be Filed as Exhibits.
		There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as requested by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

	SIGNATURES

		After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 16, 1998

CENTENNIAL ENERGY PARTNERS, L.P.


By: /s/ Joseph H. Reich				By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member		Joseph H. Reich
    Centennial Energy Partners, L.L.C.
    General Partner

TERCENTENNIAL ENERGY PARTNERS, L.P. 	By: /s/Peter K. Seldin
								Peter K. Seldin

By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member	By: /s/ G. Bryan Dutt
    Centennial Energy Partners, L.L.C.		G. Bryan Dutt
    General Partner

QUADRENNIAL PARTNERS, L.P.


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member
    Centennial Energy Partners, L.L.C.
    General Partner

CENTENNIAL MANAGEMENT, L.L.C.



By: /s/ Joseph H. Reich
Joseph H. Reich
      Member

JOSEPH H. REICH & CO., INC.


By: /s/ Joseph H. Reich
    Joseph H. Reich, President

CENTENNIAL ENERGY PARTNERS, L.L.C.


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member

PUMPKIN FOUNDATION


By: /s/ Joseph H. Reich
    Joseph H. Reich, Trustee

XANADU PARTNERS


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing General Partner

OPEN MARKET TRANSACTIONS           Schedule A

  Date of 			No. of Shares		  Price Per Share
Transaction		   Purchased\(Sold)   		Excluding Commissions if any

CENTENNIAL ENERGY PARTNERS, L.P.

June 1, 1998			 60,000			12.3500
July 2, 1998			  2,170			 9.9148
July 2, 1998			165,000			 9.6501
July 6, 1998			 25,000			 9.5074
July 6, 1998			 50,000			 8.8321
July 8, 1998			  6,250			 8.9819
July 14, 1998			  9,100			 8.6622
July 15, 1998			  3,100			 9.2739
July 15, 1998			 35,200			 9.5709


TERCENTENNIAL ENERGY PARTNERS, L.P.

June 1, 1998			 40,000			12.3500
July 2, 1998			    860			 9.9148
July 2, 1998			 65,000			 9.6501
July 6, 1998			  5,000			 9.5074
July 6, 1998			 10,000			 8.8321
July 8, 1998			 12,500			 8.9819
July 14, 1998			  9,000			 8.6622
July 15, 1998			  3,000			 9.2739
July 15, 1998			 35,200			 9.5709

QUADRENNIAL PARTNERS, L.P.


June 1, 1998			 10,000			12.3500
July 2, 1998			    200			 9.9148
July 2, 1998			 15,000			 9.6501
July 6, 1998			  2,500			 9.5074
July 6, 1998			  5,000			 8.8321


CENTENNIAL MANAGEMENT, L.L.C.

May 6, 1998				 10,000			14.1611
May 7, 1998				  3,500			14.6856
May 11, 1998			  2,500			15.1924
May 12, 1998			  2,500			15.1706
May 27, 1998			 25,000			12.9741
June 1, 1998			 35,000			12.3500
June 30, 1998			  6,000			10.8287
July 2, 1998			  1,640			 9.9148
July 2, 1998			124,100			 9.6501
July 6, 1998			 15,000			 9.5074
July 6, 1998			 30,000			 8.8321
July 8, 1998			  6,250			 8.9819
July 9, 1998			  5,000			 8.8996
July 10, 1998			  5,000			 9.0023
July 14, 1998			 20,000			 8.6622
July 15, 1998			  3,000			 9.2739
July 15, 1998			 35,200			 9.5709

JOSEPH H. REICH & CO., INC.

June 1, 1998			  5,000			12.3500
July 2, 1998			    130			 9.9148
July 2, 1998			 10,000			 9.6501
July 6, 1998			  2,500			 9.5074
July 6, 1998			  5,000			 8.8321

      										EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d - 1(f)(1)

		The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:	July 16, 1998    				/s/ Joseph H. Reich
							Joseph H. Reich, as Managing Member
of Centennial Energy Partners,
L.L.C., General Partner of
Centennial Energy Partners, L.P.,
Tercentennial Energy Partners, L.P.
and Quadrennial Partners L.P., as
Managing Member of Centennial
Management L.L.C., as President of
Joseph H. Reich & Co., Inc., as
Trustee of Pumpkin Foundation and as
Managing General Partner of Xanadu
Partners.




________________________
Joseph H. Reich



________________________
Peter K. Seldin




________________________
G. Bryan Dutt





	Page 1 of 18 Pages